XFUELS, INC.

June 16, 2017

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attn: Jenn Do	VIA: EDGAR

Re:	Xfuels, Inc.
Form 10-K Filed March 24, 2017 File No. 333-174304

Ladies and Gentlemen:

Xfuels, Inc. (the “Company”), is filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the Form 10-K (“Amendment No. 1”) relating to the annual report for the fiscal year end April 30, 2016.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated April 14, 2017 regarding your review of our initial Form 10-K submission on March 24, 2017.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the original filing.

Form 10-K for the Fiscal Year ended April 30, 2016

Report of Independent Registered Public Accounting Firm, page 17

1.	We note Pinaki & Associates audited the financial statements for the fiscal year ended April 30, 2016, and that from page 23, George Stewart, CPA audited the financial statements for the fiscal year ended April 30, 2015. Please amend your Form 10-K to also include the audit report for the fiscal year ended April 30, 2015. If a consent was provided or obtained referring to that prior fiscal year please also file that as an exhibit as well. Refer to Rule 8-02 of Regulation S-X for guidance.

We have amended our filing to include an updated consent and report of George Stewart, CPA as it relates to the current report. Pinaki & Associates have also provided an updated report making appropriate reference to their reliance on the previous audit for fiscal year end April 30, 2015.

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Audited Financial Statements, page 18

2.	We note from your disclosure on page 25 that you completed a 500-to-1 reverse split during 2016. We noted the shares outstanding of 632.5 million in your Form 10-K for the fiscal year ended April 30, 2015, remained unchanged in your Form 10-K for the fiscal year ended April 30, 2016, despite the reverse stock split. Additionally, based on your Statement of Stockholders’ Equity it does not appear that 2015 was effected for the reverse stock split. Please tell us what consideration you gave to the presentation requirements included in ASC 505-10-S99-4.

We have corrected appropriately.

Item 9A. Controls and Procedures, page 27

3.	You concluded that your disclosure controls and procedures (DCP) were effective but internal control over financial reporting (ICFR) was not effective based on certain criteria. Please address the following:

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Please tell us how you determined that a conclusion that your ICFR was not effective as of April 30, 2016, did not impact your conclusion regarding the effectiveness of your (DCP), as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please also refer to SEC Release No. 33-8238, Final Rule: Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles.

•	Based on your disclosure it is unclear as to the material weakness identified as of April 30, 2016, that caused you to conclude that your ICFR was not effective as of April 30, 2016. Please revise your disclosure to provide a comprehensive discussion of the control deficiencies and the nature of the material weakness including when the material weakness first began, and how you discovered the control deficiencies that led to the material weakness. In your revised disclosure please provide a discussion of your remediation plan to address any material weaknesses. Please also revise to provide reference to the 2013 COSO framework used, as your current disclosure does not reference “2013.”

•	On page 9 you provide a risk factor that states that “If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.” Given that you did conclude that you did not maintain effective ICFR as of April 30, 2016, please revise your disclosure to address this fact and any impact/consequence to your business stemming from having ineffective ICFR.

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We have added appropriate language regarding material weakness.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Xfuels, Inc.

	By:	/s/ Michael McLaren
Michael McLaren
Chief Executive Officer

cc: William Eilers, Esq., Counsel

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